Exhibit 99.1

media advisory

Encana to Announce New President & CEO June 11, 2013

Calgary, Alberta (June 10, 2013) TSX, NYSE: ECA

A news release will be distributed prior to the opening of the New York Stock Exchange and Toronto Stock Exchange to announce Encana’s new President & CEO in Calgary, Alberta on the morning of June 11, 2013. Following the announcement, Encana will host a conference call for the investment community at 9 a.m. MT (11 a.m. ET) and a media roundtable at approximately 10:30 a.m. MT.

Investor and analyst conference call details:

WHAT	A conference call will be held for the investment community following the announcement.

WHO	Clayton Woitas, Director and designated future Chairman of the Board, and the new President & CEO.

WHEN	June 11, 2013, beginning at 9 a.m. MT (11 a.m. ET).

WHERE	To participate, please dial (888) 231-8191 (toll-free in North America) or (647) 427-7450, approximately 10 minutes prior to the conference call.

An archived recording of the call will be available from approximately 2 p.m. ET on June 11 until midnight June 18, 2013 by dialing (855) 859-2056 or (416) 849-0833 and entering passcode 94439053.

Media are invited to participate in the conference call in a listen-only mode.

Media roundtable details:

WHAT	Encana will host a media roundtable following the announcement. Media are asked to RSVP to 403-538-5645 or smacdonald@brooklinepr.com in order to attend the media roundtable.

WHO	Clayton Woitas, Director and designated future Chairman of the Board, and the new President & CEO.

WHERE	Encana’s corporate head office, THE BOW, 500 Centre Street SE, Calgary.

WHEN	June 11, 2013, at approximately 10:30 a.m. MT.

Media are asked to arrive no later than 10:15 a.m. MT. Due to the required check-in security process at THE BOW, only registered media will be able to gain access to the roundtable. Registration will take place in THE BOW lobby.

Encana Corporation

Encana is a leading North American energy producer that is focused on growing its strong portfolio of diverse resource plays producing natural gas, oil and natural gas liquids. By partnering with employees, community organizations and other businesses, Encana contributes to the strength and sustainability of the communities where it operates. Encana common shares trade on the Toronto and New York stock exchanges under the symbol ECA.

Further information on Encana Corporation is available on the company’s website, www.encana.com, or by contacting:

Investor Relations Lorna Klose Manager, Investor Relations 403-645-6977	Investor Relations Patti Posadowski Advisor, Investor Relations 403-645-2252	Media Shauna MacDonald Principal, Brookline Public Relations 403-538-5645, 403-585-4570 smacdonald@brooklinepr.com

Encana Corporation	1